Select
Futures
Fund




December 31, 1996
Annual Report







[LOGO] DEAN WITTER

DEAN WITTER
Two World Trade Center
62nd Floor
New York, NY 10048
Telephone (212) 392-8899

DEAN WITTER SELECT FUTURES FUND L.P.
ANNUAL REPORT
1996

Dear Limited Partner:

This marks the sixth annual report for the Dean Witter Select Futures Fund L.P. (the "Fund"). The Fund began 1996 trading at a Net Asset Value per Unit of $1,864.21 and increased by 5.3% to $1,962.38 on December 31, 1996. Since its inception in 1991, the Fund has increased by 96.2% (a compound annualized return of 13.5%).

In January, losses were recorded from long energy and agricultural futures positions as prices in these markets reversed lower, thus giving back a portion of profits recorded in late 1995. A majority of these losses were offset by gains recorded in the currency markets from short positions in most major currencies versus the U.S. dollar, and in the financial futures markets from long European bond futures positions. During February, significant losses were recorded as a result of a series of sharp trend reversals in the financial futures and currency markets. In financial futures, losses were recorded from long positions in global interest rate and stock index futures as the previous upward price trend reversed sharply. Additional losses were recorded in currencies due to a sudden upward move in the value of most major currencies relative to the U.S. dollar. In March, small losses were posted due primarily to short-term volatile price movement in global financial futures and metals. A majority of these losses were offset by gains recorded from long positions in oil and gas futures.

Profits were recorded in currencies during April from short German mark and

Swiss franc positions as the value of these currencies declined versus the U.S. dollar. Additional gains were recorded from long positions in crude oil and agricultural futures. Choppy price movement in global financial futures resulted in losses being recorded during May. Smaller losses were recorded in the energy markets as a portion of previous months' profits was given back due to a price reversal lower. During June, profits were recorded primarily from short positions in copper futures as prices moved sharply lower on news of significant losses incurred in copper by Sumitomo Corporation. Additional gains in metals were recorded from short positions in gold, silver and aluminum futures as prices in these markets also moved lower.

In July, the Fund recorded losses in the currency markets from short positions in the Japanese yen as its value moved sharply higher versus the U.S. dollar. Smaller losses were recorded from long natural gas futures positions as prices reversed lower. Losses were also recorded during August primarily from short positions in coffee futures as prices moved higher. In currency trading, volatile movement in the value of most major world currencies relative to the U.S. dollar resulted in smaller losses during August. A majority of these losses were offset by gains recorded from long positions in the energy markets. During September, gains were recorded primarily due to a continued upward trend in oil prices. Additional gains were recorded in financial futures from long European and Japanese interest rate futures positions as prices moved steadily higher.

The Fund began the fourth quarter with significant gains during October and November due primarily to long British pound positions, as its value surged higher versus other major currencies. Strong gains were also recorded in financial futures as long global interest rate futures positions profited from a continued upward price trend. A portion of these gains was given back during December due to a sharp price reversal lower in the previous upward trend in global interest rate futures prices. Smaller losses were recorded in energy and metals futures as prices moved in a short-term volatile pattern.

Overall, the Fund recorded net profits for the year due primarily to trading in global financial futures as prices trended higher during the period of September through November. Additional gains recorded in the currency markets, primarily from long British pound positions during the fourth quarter, helped in offsetting losses recorded from trend reversals and choppy price movement earlier in the year. The Fund's exposure to domestic commodities hindered performance in 1996 as agricultural and soft commodities failed to provide sustained price trends in much of the year.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048 or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

    Sincerely,

    /s/ Mark J. Hawley
    Mark J. Hawley
    President
    Demeter Management Corporation
    General Partner

DEAN WITTER SELECT FUTURES FUND L.P.
INDEPENDENT AUDITORS' REPORT

The Limited Partners and the General Partner:

We have audited the accompanying statements of financial condition of Dean Witter Select Futures Fund L.P. (the "Partnership") as of December 31, 1996 and 1995 and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dean Witter Select Futures Fund L.P. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
February 17, 1997
New York, New York

DEAN WITTER SELECT FUTURES FUND L.P.
STATEMENTS OF FINANCIAL CONDITION

                                                         DECEMBER 31,
                                                    -----------------------
                                                       1996        1995
                                                    ----------- -----------
                                                         $           $
                                  ASSETS
Equity in Commodity futures trading
 accounts:
 Cash                                               154,784,007 161,132,662
 Net unrealized gain on open contracts                6,477,994  17,428,211
 Net option premiums                                     18,205      17,020
                                                    ----------- -----------
 Total Trading Equity                               161,280,206 178,577,893
Subscriptions receivable                              5,365,420         --
Interest receivable (DWR)                               533,060     592,357
Due from DWR                                            409,326     172,749
                                                    ----------- -----------
 Total Assets                                       167,588,012 179,342,999
                                                    =========== ===========
                     LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES
 Redemptions payable                                  2,370,157   1,551,357
 Accrued brokerage commissions (DWR)                    491,315     664,318
 Accrued management fees                                403,858     446,105
 Incentive fees payable                                 348,459         --
 Accrued administrative expenses                        123,343     164,267
 Accrued transaction fees and costs                      64,595      70,692
                                                    ----------- -----------
 Total Liabilities                                    3,801,727   2,896,739
                                                    ----------- -----------
PARTNERS' CAPITAL
 Limited Partners (82,132.510 and 93,318.367 Units,
   respectively)                                    161,174,820 173,965,425
 General Partner (1,330.767 Units)                    2,611,465   2,480,835
                                                    ----------- -----------
 Total Partners' Capital                            163,786,285 176,446,260
                                                    ----------- -----------
 Total Liabilities and Partners' Capital            167,588,012 179,342,999
                                                    =========== ===========
NET ASSET VALUE PER UNIT                               1,962.38    1,864.21
                                                    =========== ===========


   The accompanying notes are an integral part of these financial statements.

DEAN WITTER SELECT FUTURES FUND L.P.
STATEMENTS OF OPERATIONS

                                         FOR THE YEARS
                                             ENDED
                                         DECEMBER 31,
                               -----------------------------------
                                  1996         1995        1994
                               -----------  ----------  ----------
                                    $           $           $
REVENUES
Trading Profit (Loss):
 Realized                       26,876,393  65,987,157  19,134,352
 Net change in unrealized      (10,950,217) (4,657,344) (7,758,820)
                               -----------  ----------  ----------
  Total Trading Results         15,926,176  61,329,813  11,375,532
Interest income (DWR)            6,120,347   7,969,749   6,044,870
                               -----------  ----------  ----------
  Total Revenues                22,046,523  69,299,562  17,420,402
                               -----------  ----------  ----------
EXPENSES
Brokerage commissions (DWR)     10,641,478  14,173,695  15,551,182
Management fees                  4,583,197   5,626,908   5,452,353
Transaction fees and costs       1,104,011   1,589,795   1,652,264
Incentive fees                     175,796   8,707,049   4,441,510
Administrative expenses            128,000     148,000     126,000
                               -----------  ----------  ----------
  Total Expenses                16,632,482  30,245,447  27,223,309
                               -----------  ----------  ----------
NET INCOME (LOSS)                5,414,041  39,054,115  (9,802,907)
                               ===========  ==========  ==========
NET INCOME (LOSS) ALLOCATION:
Limited Partners                 5,283,411  38,580,172  (9,695,068)
General Partner                    130,630     473,943    (107,839)
NET INCOME (LOSS) PER UNIT:
Limited Partners                     98.17      356.14      (81.46)
General Partner                      98.17      356.14      (81.46)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                              UNITS OF
                             PARTNERSHIP    LIMITED     GENERAL
                              INTEREST     PARTNERS     PARTNER      TOTAL
                             -----------  -----------  ---------  -----------
                                               $           $           $
Partners' Capital,
December 31, 1993            125,329.628  197,140,885  2,074,731  199,215,616
Net Loss                             --    (9,695,068)  (107,839)  (9,802,907)
Subscription Adjustment              --       (40,000)    40,000          --
Redemptions                  (13,803.541) (21,223,381)       --   (21,223,381)
                             -----------  -----------  ---------  -----------
Partners' Capital,
December 31, 1994            111,526.087  166,182,436  2,006,892  168,189,328
Net Income                           --    38,580,172    473,943   39,054,115
Redemptions                  (16,876.953) (30,797,183)       --   (30,797,183)
                             -----------  -----------  ---------  -----------
Partners' Capital, December
31, 1995                      94,649.134  173,965,425  2,480,835  176,446,260
Offering of Units              5,140.575   10,251,712        --    10,251,712
Net Income                           --     5,283,411    130,630    5,414,041
Redemptions                  (16,326.432) (28,325,728)       --   (28,325,728)
                             -----------  -----------  ---------  -----------
Partners' Capital,
December 31, 1996             83,463.277  161,174,820  2,611,465  163,786,285
                             ===========  ===========  =========  ===========

   The accompanying notes are an integral part of these financial statements.

DEAN WITTER SELECT FUTURES FUND L.P.
STATEMENTS OF CASH FLOWS

                                                   FOR THE YEARS
                                                       ENDED
                                                   DECEMBER 31,
                                        -------------------------------------
                                           1996         1995         1994
                                        -----------  -----------  -----------
                                             $            $            $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss):                        5,414,041   39,054,115   (9,802,907)
Noncash item included in net income
  (loss):
 Net change in unrealized                10,950,217    4,657,344    7,758,820
(Increase) decrease in operating
  assets:
 Net option premiums                         (1,185)     368,130     (385,150)
 Interest receivable (DWR)                   59,297       69,088     (276,019)
 Due from DWR                              (236,577)   1,181,051     (771,457)
Increase (decrease) in operating
  liabilities:
 Accrued brokerage commissions (DWR)       (173,003)      23,278       10,720
 Accrued management fees                    (42,247)      18,914      (77,526)
 Incentive fees payable                     348,459          --    (1,295,256)
 Accrued administrative expenses            (40,924)      61,142      (16,097)
 Accrued transaction fees and costs          (6,097)      29,778       (4,749)
                                        -----------  -----------  -----------
Net cash provided by (used for)
  operating activities                   16,271,981   45,462,840   (4,859,621)
                                        -----------  -----------  -----------
CASH FLOWS FROM
  FINANCING ACTIVITIES
Increase in subscriptions receivable     (5,365,420)         --           --
Offering of units                        10,251,712          --           --
Increase (decrease) in redemptions
  payable                                   818,800     (660,125)   1,340,331
Redemptions of units                    (28,325,728) (30,797,183) (21,223,381)
                                        -----------  -----------  -----------
Net cash used for financing activities  (22,620,636) (31,457,308) (19,883,050)
                                        -----------  -----------  -----------
Net increase (decrease)
  in cash                                (6,348,655)  14,005,532  (24,742,671)
Balance at beginning of
  period                                161,132,662  147,127,130  171,869,801
                                        -----------  -----------  -----------
Balance at end of period                154,784,007  161,132,662  147,127,130
                                        ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION--Dean Witter Select Futures Fund L.P. (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD"). Demeter has retained EMC Capital Management, Inc. ("EMC"), Rabar Market Research, Inc. ("Rabar") and Sunrise Capital Management, Inc. ("Sunrise") as the trading advisors of the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

OFFERING OF UNITS--During the period from December 1, 1996 through February 28, 1997 additional Units were offered to the public at a price equal to 100% of the Net Asset Value as of the close of business on the last day of each month prior to the March 1, 1997 closing date of the offering.

BASIS OF ACCOUNTING--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

REVENUE RECOGNITION--Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

NET INCOME (LOSS) PER UNIT--Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

EQUITY IN COMMODITY FUTURES TRADING ACCOUNTS--The Partnership's asset "Equity in Commodity futures trading accounts" consists of cash on deposit at DWR to be used as margin for trading and the net asset or liability related to unrealized gains or losses on open

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

contracts and the net option premiums paid and/or received. The asset or liability related to the unrealized gains or losses on forward contracts is presented as a net amount because the Partnership has a master netting agreement with DWR.

BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS--The Partnership accrues brokerage commissions on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Prior to September 1, 1996, brokerage commissions were capped at 3/4 of 1% per month of the Net Assets allocated to each trading advisor as defined in the Limited Partnership Agreement. Such transaction fees and costs, exclusive of "give-up" fees, were capped at 1/12 of 1% per month of the Net Assets allocated to each trading advisor.

Effective September 1, 1996, brokerage commissions and transaction fees chargeable to the Partnership have been capped at 13/20 of 1% per month of the Partnership's month-end Net Assets (as defined in the Limited Partnership Agreement) allocated to each such Trading Advisor.

OPERATING EXPENSES--The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month-end Net Assets. These include filing fees, clerical, administrative, auditing, accounting, legal, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.

REDEMPTIONS--Effective October 1, 1993, Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit at the last day of any month that is at least six months after the closing at which a client first became a limited partner, upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty- fourth full months following the closing at which such person first became a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1%, respectively, of the Net Asset Value per Unit on the date of such redemption. Prior to October 1, 1993, redemptions were restricted to the calendar quarter. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool are not subject to the six month holding period or the redemption charges.

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


DISTRIBUTIONS--Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

INCOME TAXES--No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

DISSOLUTION OF THE PARTNERSHIP--The Partnership will terminate on December 31, 2025 or at an earlier date if certain conditions set forth in the Limited Partnership Agreement occur.

2. RELATED PARTY TRANSACTIONS

The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Under its Customer Agreement with DWR, the Partnership pays DWR brokerage commissions as described in Note 1.

3. TRADING ADVISORS

Compensation to EMC, Rabar and Sunrise consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE--The Partnership pays a monthly management fee equal to 1/4 of 1% per month of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month.

INCENTIVE FEE--The Partnership will pay a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisor's "Trading Profits", as defined in the Limited Partnership Agreement, experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. If a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at a supplemental closing before the trading advisor is eligible for an incentive fee. Such incentive fee is accrued in each month in which "Trading Profits" occurs. In those months in which "Trading Profits" are negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


4. FINANCIAL INSTRUMENTS

The Partnership trades futures, options and forward contracts in interest rates, stock indices, commodities, currencies, petroleum, and precious metals. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the market value of these contracts, including interest rate volatility. At December 31, 1996 and 1995, open contracts were:

                         CONTRACT OR NOTIONAL AMOUNT
                         ---------------------------
                             1996          1995
                         ------------- -------------
                               $             $
EXCHANGE-TRADED CONTRACTS
Financial Futures:
 Commitments to Purchase   295,593,000   925,367,000
 Commitments to Sell       224,416,000   103,322,000
Commodity Futures:
 Commitments to Purchase    28,171,000   293,591,000
 Commitments to Sell       106,936,000    49,216,000
 Options Written             1,299,000       894,000
Foreign Futures:
 Commitments to Purchase   395,250,000   913,417,000
 Commitments to Sell        73,489,000    42,447,000
OFF-EXCHANGE-TRADED FORWARD
  CURRENCY CONTRACTS
 Commitments to Purchase       212,000     7,612,000
 Commitments to Sell               --     40,963,000

A portion of the amounts indicated as off-balance-sheet risk in forward currency contracts is due to offsetting forward commitments to purchase and to sell the same currency on the same date in the future. These commitments are economically offsetting, but are not offset in the forward market until the settlement date.

The unrealized gains on open contracts are reported as a component of "Equity in Commodity futures trading accounts" on the Statements of Financial Condition and totaled $6,477,994 and $17,428,211 at December 31, 1996 and 1995,
respectively.

Of the $6,477,994 net unrealized gain on open contracts at December 31, 1996, $6,477,946 related to exchange-traded futures contracts and $48 related to off-exchange-traded forward currency contracts. Of the $17,428,211 net unrealized gain on open contracts at December 31, 1995, $16,901,032 related to exchange-traded futures contracts and $527,179 related to off-exchange-traded forward currency contracts.

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


Exchange-traded futures contracts held by the Partnership at December 31, 1996 and 1995 mature through December 1997 and December 1996, respectively. Off-exchange-traded forward currency contracts held by the Partnership at December 31, 1996 and 1995 mature through January 1997 and January 1996, respectively. The contract amounts in the above table represent the Partnership's extent of involvement in the particular class of financial instrument, but not the credit risk associated with counterparty nonperformance. The credit risk associated with these instruments is limited to the amounts reflected in the Partnership's Statements of Financial Condition.

The Partnership also has credit risk because DWR acts as the futures commission merchant or the sole counterparty, with respect to most of the Partnership's assets. Exchange-traded futures and options contracts are marked to market on a daily basis, with variations in value settled on a daily basis. DWR, as the futures commission merchant for all of the Partnership's exchange-traded futures and options contracts, is required pursuant to regulations of the Commodity Futures Trading Commission to segregate from its own assets, and for the sole benefit of its commodity customers, all funds held by DWR with respect to exchange-traded futures and options contracts including an amount equal to the net unrealized gain on all open futures and option contracts which, funds totaled, $161,261,953 and $178,033,694, at December 31, 1996 and 1995,
respectively. With respect to the Partnership's off-exchange-traded forward currency contracts, there are no daily settlements of variations in value nor is there any requirement that an amount equal to the net unrealized gain on open forward contracts be segregated. With respect to those off-exchange-traded forward currency contracts, the Partnership is at risk to the ability of DWR, the counterparty on all of such contracts, to perform.

For the year ended December 31, 1996 and 1995, the average fair value of financial instruments held for trading purposes was as follows:

                                        1996
                               -----------------------
                                 ASSETS    LIABILITIES
                               ----------- -----------
                                    $           $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures             352,972,000 262,469,000
 Commodity Futures              90,720,000  60,672,000
 Options on Commodity Futures    2,341,000     308,000
 Foreign Futures               458,659,000 117,896,000
OFF-EXCHANGE-TRADED FORWARD
  CURRENCY CONTRACTS             9,226,000  20,258,000

DEAN WITTER SELECT FUTURES FUND L.P.
NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                                                         1995
                                                -----------------------
                                                  ASSETS    LIABILITIES
                                                ----------- -----------
                                                     $           $
EXCHANGE-TRADED CONTRACTS:
 Financial Futures                              505,189,000 343,753,000
 Commodity Futures                              152,820,000 103,015,000
 Foreign Futures                                506,117,000 179,492,000
OFF-EXCHANGE-TRADED FORWARD CURRENCY CONTRACTS   99,808,000 158,150,000

5. LEGAL MATTERS:

On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools, including the Partnership, sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.

DEAN WITTER REYNOLDS INC.                                    FIRST-CLASS MAIL
Two World Trade Center                                       ZIP + 4 PRESORT
62nd Floor                                                   U.S. POSTAGE PAID
New York, NY 10048                                           BROOKLYN, NY
                                                             PERMIT NO. 148